Exhibit 99.1

MMA.INC (NYSE American: MMA) Enters Exclusive 50/50 Revenue Share Peptide Partnership with Precision Peptide (CSE: BPC)

Exclusive agreement gives MMA.INC direct participation in sales of U.S. manufactured, third party tested peptide recovery products across its global combat sports ecosystem

Highlights

●	MMA.INC enters high-growth peptide therapeutics and recovery market focused on the global martial arts community

●	Exclusive partnership with Precision Peptide Company Inc, a premium U.S.-manufactured peptide company listed on the CSE

●	MMA.INC to participate directly in revenue generated across its global customer base

●	Partnership provides MMA.INC a 50/50 share of MMA-generated net revenue in year 1 and 25% of net revenue for the remainder of the Term

New York, NY – MAY 12, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), today announced an exclusive strategic marketing partnership with The Precision Peptide Company Inc. (CSE: BPC; OTCQB: PNGAF), a U.S. manufactured and third party tested peptide company focused on peptide recovery and wellness products. Under the agreement, MMA.INC will market Precision’s products across its global combat sports ecosystem and will receive 50% of net revenue derived from MMA-Sourced Sales during the first twelve months of the partnership, followed by an ongoing 25% share of net revenue from MMA-Sourced Sales for the remainder of the Term.

Commercial Overview

We believe the agreement establishes a new high margin, revenue-generating vertical for MMA.INC with no capital investment requirements, while granting the Company exclusive rights to market Precision’s peptide products across its global combat sports ecosystem, including TrainAlta, BJJLink, MixedMartialArts.com and its broader network of academies, athletes, coaches and combat sports participants.

Under the commercial terms of the agreement, net revenue derived from MMA-sourced customer sales will initially be shared equally between MMA.INC and Precision on a 50/50 basis during the first twelve months of the partnership before transitioning to a 25/75 split thereafter. The structure directly aligns both companies around customer acquisition, conversion, repeat purchasing and long-term commercialization growth.

The partnership may be terminated by either party upon no less than thirty (30) days’ prior written notice. Following termination or expiration, MMA.INC will continue receiving its applicable revenue share on sales to MMA-referred customers for a twelve (12) month tail period.

All peptide products sold under the partnership will be manufactured in the United States of America and comply with all applicable U.S. regulatory requirements and standards, including those of the U.S. Food and Drug Administration and other applicable regulatory authorities.

Why MMA.INC is Expanding Into the High-Growth Recovery and Longevity Market

MMA.INC believes the partnership provides direct exposure to one of the fastest-growing categories across recovery optimization, regenerative medicine, preventative health, metabolic wellness, longevity and human performance.

The peptide sector has rapidly expanded in recent years as consumer demand for advanced recovery, performance optimization and wellness solutions has accelerated. At the same time, increasing regulatory scrutiny around manufacturing standards, product quality, labeling and commercialization practices is expected to accelerate a broader industry shift toward compliant, domestically manufactured and quality-controlled providers.

Historically, large portions of the peptide market have operated through fragmented offshore manufacturing and grey-market distribution channels with inconsistent quality standards. MMA.INC believes this industry transition creates a significant opportunity for premium operators capable of meeting higher compliance and manufacturing standards.

Precision’s products are manufactured in the United States and undergo third-party testing protocols designed to emphasize purity, consistency and quality assurance standards.

The partnership is strategically aligned with MMA.INC’s rapidly expanding combat sports participation ecosystem. Brazilian Jiu-Jitsu, mixed martial arts, wrestling, boxing and related disciplines place significant physical demands on participants, creating natural demand for advanced recovery, resilience and performance optimization solutions.

MMA.INC currently operates one of the world’s largest digitally connected combat sports ecosystems, with approximately 530,000 user profiles, more than 75,000 active students and over 800 verified gyms globally.

The Company believes this ecosystem creates a differentiated direct-to-consumer commercialization channel into one of the world’s most engaged athletic demographics, while further expanding MMA.INC’s broader strategy to build a vertically integrated participation platform spanning training, technology, recovery, wellness and performance optimization.

“This partnership establishes an entirely new commercial vertical for MMA.INC and positions the Company at the intersection of several major long-term growth trends, including recovery therapeutics, longevity, preventative health and regulated peptide commercialization,” said Nick Langton, Founder and CEO of MMA.INC.

“The peptide category is evolving rapidly, particularly as regulatory oversight increasingly shifts the market toward compliant, premium and U.S.-manufactured providers. Precision’s commitment to manufacturing quality, testing standards and compliance made them an extremely attractive strategic partner for MMA.INC.

“We believe our ecosystem provides a highly differentiated distribution channel into one of the world’s most engaged athletic communities, and the revenue-share structure allows MMA.INC to participate directly in the long-term commercial upside generated through that ecosystem.”

Further details regarding commercialization initiatives, marketing campaigns and growth initiatives are expected to be announced in future updates.

About The Precision Peptide Company

The Precision Peptide Company (CSE: BPC) (OTCQB: PNGAF) is a publicly traded wellness company building a next-generation platform for high-quality peptide formulations. By combining scientific formulation and innovative delivery technologies, the Company creates products at the intersection of biotechnology and scalable consumer wellness. Products are manufactured in an approved U.S. facility and distributed across North America. For more information, visit: www.precisionpeptidecompany.com

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 22 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: Operating across 22 countries, MMA.INC connects local gyms with global communities and customers in a single, connected network of value.

-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.

-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.INC platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc